Complete Either Subpart A or Subpart B:

By typing a name in the signature field, the signatory acknowledges and represents that the entry constitutes in every way, use, or aspect, his or her legally binding signature.

A. For *Municipal Advisory Firms* filing this form:

The *municipal advisory firm* has obtained and obtained written consent from the individual that service of any civil action brought by, or notice of any *proceeding* before, the *SEC* or any *self-regulatory organization* in connection with the individual's *municipal advisory activities* may be given by registered or certified mail to the individual's address given in Item 1.

I, the undersigned, sign this Form MA-I on behalf of, and with the authority of, the *municipal advisory firm* that is filing this form. The *municipal advisory firm* and I both certify, under penalty of perjury under the laws of the United States of America, that the information and statements made in this Form MA-I, including exhibits and any other information submitted, are true and correct, and that I am signing this Form MA-I as a free and voluntary act.



| 02-11-2015 |
| Date* |

| Yuri Kalina |
| By |
| (signature)* |

| Principal |
| Title* |

B. For Natural Person *Municipal Advisors* (Sole Proprietors) filing this form:

The individual named below consents that service of any civil action brought by, or notice of any *proceeding* before, the *SEC* or any *self-regulatory organization* in connection with the individual's *municipal advisory activities* may be given by registered or certified mail to the individual's address given in Item 1.

I, the undersigned, certify, under penalty of perjury under the laws of the United States of America, that the information and statements made in this Form MA-I, including exhibits and any other information submitted, are true and correct, and that I am signing this Form MA-I Execution Page as a free and voluntary act.

| mm-dd-yyyy |
| Date* |

Full Legal Name of *Municipal Advisor*
Enter all the letters of each name and not initials or other abbreviations. If no middle name, enter NMN on that line.

| Last Name* | First Name* | Middle Name* | Suffix |

Individual *CRD* No. (if any)

By
(signature)*

Warning:
Intentional misstatements or omissions of fact constitute Federal criminal violations. *See*, 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).12.

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